# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GREEN LEAF INNOVATIONS INC, CIK 0000915661
CUSIP: 39310R103
Title of class of securities: Common Stock, $.0001 par value per share
Address of issuer's principal executive offices: 15800 PINES BLVD, 15800 PINES BLVD, PEMBROKE PINES, Florida (FL), 33027
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001393905-25-000089
Filed by CIK 0001893419

## Reporting persons
- J. P. CAREY LTD PARTNERS, LP: type of reporting person: corporation (CO); citizenship or place of organization: Georgia (GA); sole voting power 1,016,110,326; shared voting power 0; sole dispositive power 1,016,110,326; shared dispositive power 0; aggregate amount beneficially owned 1,016,110,326 (7.4% of the class)

## Item 1. Issuer
Name of issuer: GREEN LEAF INNOVATIONS INC
Address of issuer's principal executive offices: 15800 PINES BLVD, 15800 PINES BLVD, PEMBROKE PINES, FLORIDA, 33027.

## Item 2. Person Filing
Name of person filing: J. P. CAREY LIMITED PARTNERS LP
Address of principal business office or, if none, residence: 800 Cooper Sandy Cove, Alpharetta, GA 30004
Citizenship: GEORGIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,016,110,326
Percent of class: 7.357
Sole power to vote or to direct the vote: 1,016,110,326
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,016,110,326
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- J. P. CAREY LTD PARTNERS, LP: /s/ Joseph C. Canouse, Manager (03/07/2025)